UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

NATIONAL PATENT DEVELOPMENT CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

637132101
(CUSIP Number)

May 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒   Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 637132101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carl E. Warden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 922,173
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 922,173
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,173 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 43,500 shares of Common Stock held by the Carl and Vicki Warden Family Foundation (the “Foundation”), of which Mr. Warden is the trustee. Mr. Warden disclaims beneficial ownership of the shares held by the Foundation. This schedule does not relate to (and the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of) 879,120 shares of Common Stock held in the aggregate by certain adult family members of Mr. Warden and their children.

Page 2 of 6 pages

This information is being provided because of the relationship between the reporting person and the other persons named herein. The reporting person has not agreed to act together with such other persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any “group” with respect to the Common Stock for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

(2)	Based on 17,881,062 shares of the Issuer’s common stock outstanding as of May 10, 2007 as reported on the Form 10-Q filed by the Issuer on May 15, 2007.

Item 1(a).  Name of Issuer:

National Patent Development Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

10 East 40th Street, Suite 3110, New York, NY 10016

Item 2(a).  Name of Person Filing:

Carl E. Warden

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1516 Country Club Drive
Los Altos, CA 94024

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

637132101

Item 3.            If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

922,173 (1)

(b) Percent of class:

5.2% (2)

(c) Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote

922,173

(ii)        Shared power to vote or to direct the vote

0

(iii)         Sole power to dispose or to direct the disposition of

922,173

(iv)         Shared power to dispose or to direct the disposition of

0

(1)
Includes 43,500 shares of Common Stock held by the Carl and Vicki Warden Family Foundation (the “Foundation”), of which Mr. Warden is the trustee. Mr. Warden disclaims beneficial ownership of the shares held by the Foundation. This schedule does not relate to (and the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of) 879,120 shares of Common Stock held in the aggregate by certain adult family members of Mr. Warden and their children.

This information is being provided because of the relationship between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the other persons named in this Item or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any “group” with respect to the Common Stock for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

(2)	Based on 17,881,062 shares of the Issuer’s common stock outstanding as of May 10, 2007 as reported on the Form 10-Q filed by the Issuer on May 15, 2007.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007

/s/ Carl E. Warden
[Signature]

Carl E. Warden
[Name/ Title]